
koios
STUDY LIST
CASE, 1854 (CASE-1854)
Study Levels Zoom Pan Play CINE Reset Clear Scroll Lock Koios ROI Screenshot
Study:
Nov 30, 2019:
US BREAST - BI-RADS 5 - Malignant
LT BREAST 2:00 4CM F/N, PALP, ANTIRRADIAL
Save
Summary
F1
S
Suspicious
Risk Alignment: BI-RADS 4A-4B
B P S M
BI-RADS DESCRIPTORS
shape Round
Parallel
POSITION & SIZE
R
L
POSITION: Clock 4 00
CM/FN: 4
PERIAREOLAR:
00
30

INVEST IN **KOIOS MEDICAL, INC**

AI-powered software diagnosing cancer. Super-human accuracy. Proven. Billable. Lifesaving.

koiosmedical.com New York, NY

Highlights

1. Massive, rapidly growing emerging market for AI, medical imaging and ultrasound in particular.
2. AI disrupting radiology. Growing network of clinical champions worldwide. 500+ sites use daily.

3. Reimbursement eligible. Applicable CPT Codes (0689T, 0690T) issued. FDA, CE mark hurdles cleared.

4. Investment terms same as lead strategic institutional investor, Mitsui & Co (Japan). >60% funded.

5. $1.6B annual market opportunity. Growth via new product opportunities. Limited to no competition.

6. Stellar management team. Proven track record. Growing network of world class clinical advisors.

7. 12 Patents, 2M+ images; 11 peer reviewed, published studies. Growing body of clinical evidence.

8. Distribution partnerships with GE Healthcare, Philips, Sirona Medical and more in the works.

Featured Investors



Peter Billmeyer

Invested $350,000

Follow

Syndicate Lead
Founder, CEO Bespoke Limited Ventures

"I first learned about Koios Medical and AI powered ultrasound back in 2017. I was initially intrigued but cautious, knowing how few great ideas become breakthrough successes both clinically and commercially. Physician family and friends expressed caution, cognizant of the challenges ahead. Regulatory approvals, validation studies, physician adoption overcoming entrenched methods in addition to the potential for competition facing any new product innovation in medicine. Aware of the risks but knowing the track record of management, preliminary clinical results and the unique opportunity and company position I proceeded with cautious optimism.

Fast forward to today. What an amazing story Koios Medical has become. Approved

around the world, funded in part by Mitsui & Co and other experienced healthcare investors. Adopted by hundreds, soon to be thousands of physicians. Making an impact in ways I find personally rewarding, impacting the lives of people with disease, their families and communities.

Koios is the category leader with arguably little to no competitors. Fundamentals, given the industry and stage continue to improve while significant risks effectively managed down or out. A company that endured Covid emerging with a strong value proposition for hospitals, clinics, governments, payers and certainly patients.

As an active investor, I see a large volume of deals. Very few possess the track record, moat and potential of Koios. The expansion opportunities within a rapidly growing market for a patented product already in market with strong distribution and a first mover advantage. Combined all that with a crowdfunding community poised to drive awareness that includes physicians, customers, partners, even patients, families and advocates for cancer diagnosis and technology innovation now involved in the growth makes the future for Koios even more compelling.

The healthcare workforce shortage is real. Many things must be done and Koios Medical is uniquely positioned to be part of a larger transformation of healthcare already underway with artificial intelligence at the core.""

Other investors include Mitsui & Co., Bold Brain Ventures

Our Team



Chad McClennan President & CEO

Leader of the company, inspired to make an impact in the lives of physicians, patients, families and society. Previous co-founder of medical software company sold to Stryker. Advised healthcare, technology companies Humana, Chapters Health System, others.



Graham Anderson Chief Financial & Administrative Officer



Graham Anderson Chief Financial & Administrative Officer

Experienced in finance across verticals including healthcare, IT services and consumer products. Former VC turned operator helping guide our company and serve our shareholders.



Ajit Jairaj Vice President - R&D

Initially designed face recognition for the US DoD and pivoted into analyzing suspicious ultrasound exams and now oversees the brilliant Koios Medical research and development engineers.



Jon Robinson Vice President - Software Product

Two decades of experience designing, delivering, and supporting radiology software products to the largest radiology providers globally.



Omar Partida Chief Development Officer

Established national breast cancer screening programs across the Gulf region, introducing and implementing innovative radiology technologies. Coordinates Koios' efforts across our growing network of channel partners.



Bill Hulbert VP Software Development

Building great software! Overseas and manages all layers of Koios application development to ensure quality, secure and reliable solutions for Koios customers.

Invest in software with vision.

koios SmartUltrasound™


We put the AI
in ultrasound.
WeFunder Community Campaign
CONFIDENTIAL

We are excited to introduce you to our exciting story, the future of SmartUltrasound and offer an investment opportunity normally reserved for, exclusive to professional, institutional investors and VC firms.


Koios Medical, Inc
The global leader in AI software as a medical device (SaMD) for the accurate diagnosis of breast and thyroid cancers improving clinical outcomes and workflows applying deep learning to the lowest cost, safest and most widely available imaging modality in the world, ultrasound.
SmartUltrasound™

The first breast ultrasound exam interpretation supported by Koios SmartUltrasound was read by Dr. Lai Ming Yu in New York City on March 9, 2018. Since then, we have grown steadily, expanded our offering and now support physicians across the US and in 20+ countries around the world.


Harvard Public Health
The patient wants
a second opinion


February 15, 2024
By Natasha Loder

Recent surveys found patients prefer receiving care from physicians supported by AI more than two (67%) to one (29%) versus physicians acting alone.


Value Proposition
Reimbursement: Promise to Reality
As of January, 2022 use of Koios DS became a billable procedure (USA).
"We found that the overall utilization of medical AI products is still limited and focused on a few leading procedures.
However, utilization has generally increased exponentially for each medical AI procedure."
James Zou, PhD et al
The NEW ENGLAND JOURNAL of MEDICINE
November 9, 2023
NEJM AI
DOI: 10.1056/AIoa2300030
ORIGINAL ARTICLE
Characterizing the Clinical Adoption of Medical AI Devices through U.S. Insurance Claims
Received: July 9, 2023; Revised: September 13, 2023; Accepted: September 29, 2023; Published: November 9, 2023
Abstract
There are now over 500 medical artificial intelligence (AI) devices that are approved by the
GROWTH PATTERNS OF MEDICAL AI DEVICES

Table 1. Summary of AI CPT Codes.*

Total Claims	Condition or Medical AI Procedure	CPT Code(s)	Example Product Name	Effective Date
67,306	Coronary artery disease	0501T–0504T	HeartFlow Analysis	June 1, 2018
15,097	Diabetic retinopathy	92229	LumineticsCore	January 1, 2021
4,459	Coronary atherosclerosis	0623T–0626T	Cleerly	January 1, 2021
2,428	Liver MR	0648T–0649T	Perspectum LiverMultiScan	January 1, 2021
591	Multiorgan MRI	0697T–0698T	Perspectum CoverScan	January 1, 2022
552	Breast ultrasound	0689T–0690T	Koios DS	January 1, 2022
435	ECG cardiac dysfunction	0764T–0765T	Anumana	January 1, 2023
331	Cardiac acoustic waveform recording	0716T	CADScor	July 1, 2022
237	Quantitative MR cholangiopancreatography	0723T–0724T	Perspectum MRCP+	July 1, 2022
67	Epidural infusion	0777T	CompuFlo	January 1, 2023
4	Quantitative CT tissue characterization	0721T–0722T	Optellum Virtual Nodule Clinic	July 1, 2022
1	Autonomous insulin dosage	0740T–0741T	d-Nav	January 1, 2023
1	CT vertebral fracture assessment	0691T	HealthVCF	January 1, 2022
1	Noninvasive arterial plaque analysis	0710T–0713T	ElucidVivo	January 1, 2022
0	Facial phenotype analysis	0731T	Face2Gene	July 1, 2022
0	X-ray bone density	0749T	OsteoApp	January 1, 2023

* A total of 16 medical AI procedures are presented alongside their corresponding CPT codes. Each procedure is associated with an example commercial product that may be reimbursed through the codes. The effective date is the date on which the code was officially recognized by the American Medical Association and can be used for billing and reimbursement purposes. The total claims listed are recent as of June 1, 2023. AI denotes artificial intelligence; CPT, Current Procedural Terminology; CT, computed tomography; ECG, electrocardiogram; MR, magnetic resonance; MRCP, magnetic resonance cholangiopancreatography; and MRI, magnetic resonance imaging.

recently, with 15 of 16 medical AI procedures created since 2021 (Fig. 1). We found that only 4 of 16 have more than 1000 total claims. This is partially because the median age of a medical AI procedure is only about a year (374 days).

Diabetic retinopathy medical AI has also grown exponentially in usage (n=15,097, effective January 1, 2021). The first FDA approval in this category was given on January 12, 2018, to LumineticsCore, an AI diagnostic system that autonomously diagnoses patients for diabetic retinopathy (including macular edema). It is indicated for use by health care providers to automatically detect more than mild diabetic retinopathy in adults diagnosed with diabetes who have not been previously diagnosed with diabetic

Ranked #6 of most frequently billed AI solutions of the more than 700 AI solutions cleared by the FDA; all in less than 18 months since codes for the use of Koios DS were made available. Research indicates the availability of billing codes can lead to utilization that grows "exponentially".


Situation

Situation

AI-powered software for ultrasound imaging and workflow optimization is poised to super-charge an already booming market.

Projected market value of ultrasound, by 2028. **$13B**

The global medical imaging AI market is expected to exceed $14B over the next decade. **$14B**

Source: managedhealthcareexecutive.com (Dec 2023)

CONFIDENTIAL

Koios Medical operates at the intersection of two of the highest growth segments in healthcare and business overall: Ultrasound is the highest growth imaging modality, AND medical AI is forecasted for double digit growth over the next five years. Pending breast density notification going into effect in September is expected to spark a resurgence in ultrasound (demand) as a supplemental to mammograms for women with dense tissue.



"

Having evaluated the majority of radiology AI solutions on the market, I can confidently say Koios SmartUltrasound has emerged as a leader and role model for others. Excellent use cases combined with a compelling value proposition and an outstanding team.

Dr. Shah Islam

University College London Hospital NHS (England)

CONFIDENTIAL

Problems we must solve

A critical **shortage of radiologists** around the world.

Breast and thyroid **cancer incidence is on the rise**.

Found in younger patients more than ever before.

Ultrasound image interpretation can be challenging. Accuracy and variability in diagnosing cancers is **fraught with errors** and low clinical confidence.

New legislation is poised to **drive up ultrasound** use.

Economic and ethnic **disparities abound**.

Koios Medical's software was designed at the outset to pinpoint multiple pain points plaguing healthcare systems worldwide; specifically radiology, the mega service line that spans across all medical specialties. A "one to many" relationship exists whereby a single software solution can elevate quality, control costs, save time and help close the health equity gap simultaneously.

Problems we MUST solve

80% of breast biopsies performed **are negative**. Benign.

95% of thyroid biopsies performed **are negative** or inconclusive.

Yet **doctors miss 100K+ breast cancers** every year in the US alone.

A cancer **found early has 99% 5 year survival** vs. 50% when cancers are found later as treatment costs increase 10x.

Lives are at stake. Although many solutions offer a promising range of benefits, few can match the life-saving impact of early cancer detection and accurate diagnosis. $1.6B is spent annually in the US on breast biopsies of which $1.3B are benign, negative; YET tens of thousands of breast and thyroid exam still miss, or deem as "interval cancers" to be found later, often after the possibility of effective treatment. Koios SmartUltrasound is already saving lives along with ultimately millions of dollars and hours of time wasted on avoidable procedures and too late-stage treatments.

late-stage treatments.


Radiology
Artificial Intelligence
JANUARY 2024 • VOLUME 6 NUMBER 1 • RADIOLOGY-AI.RSNA.ORG
RSNA
A Multi-Society Statement from the ACR, CAR, ESR, RANZCR and RSNA.
"
Artificial Intelligence (AI) is likely to be the **single most-disruptive influence** on radiology in many decades, and potentially since the very beginnings of our specialty...
Artificial intelligence offers the possibility of change that **goes far beyond previous disruptions**.
(Jan 2024)


LT THY LONG
MID
One pixel

SmartUltrasound was created from amassing a dataset comprised of what has grown to over 2M images along with pathology data that distills images down to the pixel level for patterns that are invisible to the human eye, building models that predict cancer and distinguish normal tissue with startling and ever increasing accuracy. Trillions of pixels tell a story that saves lives and reduces the need for the cost and stress of more crude methods of today.


SmartUltrasound
Scalable, accurate, simple, fast.
On scanner, at your workstation, in your reports.

Our software is designed and built to meet the needs of clinicians from on-scanner in the ultrasound exam room to the reading workstation and into reports. Vendor agnostic built upon image data from all major ultrasound scanners across all major ethnicities. Built for a global community of users and patients to improve accuracy, consistency and optimize cumbersome workflows.


Product
Available on GE LOGIQ scanners
GE HealthCare
We're with you from imaging to reporting.
➔ AI integrated, on scanner
➔ Seamless usability
➔ One-click analysis
➔ POCUS Compatible
➔ Works in your workflow
CONFIDENTIAL

Simply select the Koios Owl button directly on the touch panel of any GE LOGIQ scanner and instantly obtain a cancer risk assessment aligned to BI-RADS or TI-

RADS that can be edited, saved or disregarded, improving timeliness of interpretation with fewer reporting errors. Coming soon to the touch panel of other major manufacturers.


Product
Thyroid AI Analysis
Diagnose nodules more quickly and accurately.
→ Aligns to TI-RADS or ATA
→ Auto-populates descriptors
→ Fine-tune risk level with AI adapter
→ Export directly to reporting software
PACS Viewer
koios
xxxxxxxx
MRN: P-0169-DD30-DB04
DOB: INVALID DATE
Admin User
Copy All
Save
N1
N2
N3
N4
N5
5
Highly Suspicious
FNA
8 pts = 6 pts + 2 3.34 cm ≥ 1 cm
ACR TI-RADS DESCRIPTORS
Solid Or Almost Completely Solid 2
Hyperechoic Or Isoechoic 1
Wider-Than-Tall 0
Lobulated Or Irregular 2
Macrocalcifications 1
Left Mid position
Anterior
3.27 x 3.34 x 2.56 cm
TRV
Image 14 of 81
LONG
Image 14 of 81
Koios AI Adapter
+2
LT THY L

Multiple suspicious nodules captured in a thyroid ultrasound exam receive a full and thorough assessment, classified and a draft report prepared aligned to TI-RADS and ready for review. Modify or export directly into patients' reports.


Product
Breast AI Analysis
Quick, intuitive and easy to use.
→ AI independent classification
→ Aligns to BI-RADS
→ Analyzes in seconds
→ Export directly to reporting software
PACS Viewer
koios
xxxxxxxx
MRN: P-E80A-8340-047B
DOB: INVALID DATE
Admin User
Copy All
Save
F1
F2
F3
F4
M
Probably Malignant
Risk Alignment:
BI-RADS 4C+
ACR BI-RADS DESCRIPTORS
shape Irregular
orientation Parallel
Left breast
9:00 position
1 cm/fn
1.378 x 1.566 x 1.332
Image 11 of 12
Image 12 of 12
LT THY L

Ultrasound breast exams, particularly valuable to women with dense breast

Ultrasound breast exams, particularly valuable to women with dense breast tissue, benefit from a thorough cancer risk assessment aligned to BI-RADS to be saved, edited and exported directly into patients' reports.


Product
Auto-generate reports
Save time with automated reporting.
→ Export results with one click*
→ Copy/paste findings into any document
→ Auto-fills into mapped fields
*When integrated with reporting software
SmartUltrasound findings panel
koios
1009, Thyroid
MRN: 1009
DOB: JAN-01-1950
Admin User
Report - LOGIQE10, Thyroid - 783478897
Nodule #1:
Other dimensions (AP × TR × Length): 0.73 cm × 0.71 cm × 0.73 cm
Location: Left Mid [Anterior]
Composition: Cystic or almost completely cystic (0)
Echogenicity: Anechoid (0)
Shape: Wider-than-tall (0)
Margins: Smooth (0)
Echogenic foci: Large comet-tail artifacts (0)
Koios AI Adapter: -2
ACR TI-RADS total points: 0
ACR TI-RADS risk category: TR 1 (0 points)
ACR TI-RADS recommendation: No FNA (Benign)
Copy text
Export

Full reports can be populated at the lesion or nodule level with each appropriate descriptor category populated, TI-RADS scores calculated and exported into a consistent, customized report template complete with CPT Codes and language to facilitate accurate billing.


Problem
"
Uncontrolled variation is the enemy of quality.
W. Edwards Deming
1980
Radiologists with comparable training and experience disagreed with each other's diagnosis
36%
of the time
Physicians changed their own initial diagnosis when presented with the same case a month later.
20%
of the time
American Journal of Roentgenology April 2020
Victoria L. Mango, Mary Sun, Ralph T. Wynn, and Richard Ha

Why is Koios DS SmartUltrasound software SO important? Nobody is correct 100% of the time. In fact, Koios' and other studies have found physicians can disagree with one another on examination interpretation more than 1/3 of the time AND will change their minds on the same exam one of every five times. Variability in interpretation leads to errors. Medical mistakes are the 3rd leading cause of death in the US. Use of Koios software dramatically reduces variability by >40%.


Evidence
Our AI makes
everyone better.
Sensitivity (avg.) 97-99%
Specificity (avg.) 61%
More cancers found 6%
Biopsies avoided 31%
Reader AUC with SmartUltrasound Breast
15 physicians, various experience levels
American Journal of Roentgenology April 2020
Victoria L. Mango, Mary Sun, Ralph T. Wynn, and Richard Ha
0.8
R1 R2 R3 R4 R5 R6 R7 R8 R9 R10 R11 R12 R13 R14 R15

Koios' landmark study was comprised of 15 physicians across all experience levels and found significant improvements to both sensitivity (cancer detection) and specificity (benign determination) leading to significant improvements to the overall quality of care and patient outcomes (at lower costs).


Evidence
Our AI makes
everyone faster.
Sensitivity (avg.) +14%
Specificity (avg.) +37%
Variability -41%
Interpretation time -24%
Reader interpretation time with SmartUltrasound Thyroid
15 physicians, various experience levels
Physicians alone
Physicians + SmartUltrasound
Journal of Digital Imaging August 2023
William Middleton, Edward Grant, Michael Beland, Jonathan Kirch, Ross Filice, Jordi Reverter, Inaki Arguelles, Lev Barinov, Ajit Jairaj
1:30
1:00
Time saved


:30
R1
R2
R3
R4
R5
R6
R7
R8
R9
R10
R11
R12
R13
R14
R15

Not only was quality improved, but significantly LESS time was required when studying physician interpretation times.


Evidence
11
Peer-reviewed retrospective studies
20
Posters and abstracts
50*
Validation studies
*And counting
CLINICAL IMAGING
"
The AI DS accurately characterized 100% of detected ILC lesions as suspicious or probably malignant.
Clinical Imaging May/Sept 2023
Tali Amir, Kristen Coffey, Varadan Sevilimedu, Reza Fardanesh, Victoria L. Mango
UQ Ultrasound Quarterly
"
Artificial intelligence decision support aid may help improve sonographic diagnostic accuracy, ... decreasing false-positives.
Ultrasound Quarterly March 2021
Samantha L. Heller, PhD, MD; Melanie Wegener, MD; James S. Babb, PhD; Yiming Gao, MD
2020 SBI ACR BREAST IMAGING SYMPOSIUM
"
Our results suggest that software like this could potentially reduce the number of unnecessary breast biopsies.
2020 SBI ACR Breast Imaging Symposium
Joseph Cavallo, MD 2020 Wendell Scott Research Award Recipient
Fellow, Emergency Radiology & Healthcare Leadership
Yale Department of Radiology

All studies performed to date all indicate the same, powerful and exciting conclusion: Koios SmartUltrasound software when used properly and in accordance with its indications can lead to significant improvements in cancer detection while simultaneously eliminating avoidable benign biopsy procedures and unnecessary follow-up appointments for patients.


Evidence
It's happening, AI outperforms.
A Comparison of AI Vendor Algorithms for Stand-Alone Lung Nodule Detection on Chest X-Rays
AUC
Sensitivity
Specificity
100%
80%
60%
40%
→ Multiple AI solutions have begun to consistently outperform physicians.
→ Several companies, clinical use cases.
→ Koios SmartUltrasound + physicians consistently outperforms physicians


0%
Annalise.ai
Infervision
Lunit
Milvue
Oxipit
Siemens Healthineers
VUNO
Radiologists
Source: Leeuwen KG, Schalekamp S, Rutten MJCM, et al. Comparison of commercial AI software performance for radiograph lung nodule detection and bone age prediction. Radiology. 2023;210(1):e23091. Doi: 10.1148/radiol.230981. Online ahead of print. (Editor's note: Sensitivity and specificity percentages for the Annalise.ai and Oxipit algorithms were not available in the study.)
alone.
CONFIDENTIAL

AI is outperforming physicians alone in other clinical applications as well. A recent study demonstrated how several solutions performed relative to physicians interpreting the same exams. NOTE: Koios is indicated for use as a second opinion, to complement and augment clinical decision-making.


Metrics
Koios KPIs: Adoption Accelerating
Trailing 6 Months:
→ Active Users: + 62%
→ Cases Analyzed: + 207%
Trailing 6 Months:
→ Breast Exams: + 376%
→ Thyroid Exams: + 154%
Active Users
Active User
Cases Analyzed
+ 20%
+ 62%
Cases Analyzed
Breast
Thyroid
+ 200%
CONFIDENTIAL

Key metrics: User and adoption growth has experienced double and triple digit gains since emerging from the Covid challenged period that began March, 2020. Adoption growth is the precursor to revenue we anticipate in the future as trials and pilots convert to commercial terms.


Traction
Rapidly Growing Customer Base
A growing community of key opinion leaders (KOLs) and distributors actively advancing AI adoption.
USA
California
Colorado
Connecticut
D.C.
Florida
Illinois
Kansas
Maryland
Massachusetts
Michigan
Missouri
EMEA
Belgium
Czech Republic
Egypt
France
Germany
Greece
Ireland
Israel
Italy
Kenya
Kuwait
APAC
Indonesia
Malaysia
Singapore
Thailand
Vietnam
LATAM & CARIBBEAN
Mexico
Venezuela
Dominican Republic
60
data sources
30+
distributors


New Jersey
New York
North Carolina
Ohio
Pennsylvania
Rhode Island
Texas
Vermont
Virginia
Washington
Canada
Lithuania
Moldova
Morocco
Netherlands
Romania
Saudi
Spain
Turkey
UAE
United Kingdom
Qatar
Argentina
Chile
Peru
Guyana
Ecuador
Uruguay
Brazil
30+
research sites
*as of Nov 2023
CONFIDENTIAL


Traction
Adoption
Forward-thinking organizations around the world are discovering the value of SmartUltrasound™
SaludDigna
Yale NewHaven Health
RadNet
Mass General Brigham
ACIBADEM
IAF
Penn Medicine
Memorial Sloan Kettering Cancer Center
MedStar Georgetown University Hospital
NHS Grampian
UPMC
LIBERTY HOSPITAL
Hospital Universitario Ramón y Cajal
MDAnderson Cancer Center
Dexeus mujer
Duke UNIVERSITY
MAIN STREET RADIOLOGY
LHR LENOX HILL RADIOLOGY
ROYALE HAYAT HOSPITAL
KAISER PERMANENTE
and many more...
CONFIDENTIAL

A sampling of customer institutions and organizations (willing to allow us to display their names). Many of the leading cancer centers in the US are customers and/or research partners among a rapidly growing installed base.


Competition & IP
Competitive Landscape
Ultrasound
X-ray/Mammo
CT-scan
MRI
Breast
Koios
Samsung
Qview
SeeMode
Kheiron
CureMetrix
iCAD, Screenpoint
Deep Health
Therapixel, Lunit
Qlarity
Formerly QuantX
Thyroid
Koios
AmCad
MEDO
Lung/Chest
(several)
Riverrain
AIdoc
Brain
Viz.AI
AIdoc
Others
(Several)
Abdomen
Butterfly
GE
Resonance
Heart
Caption Health
Siemens
Arterys
Ultrasound + AI Market
No other known vendor agnostic players with full FDA clearance and CE Marked decision support commercially available.
→ Samsung S-Detect (on-scanner): x not FDA cleared
→ AmCad (Thyroid): x not FDA cleared
→ MEDO (Thyroid): Medo acquired by Exo
→ Qview (ABUS (automated breast)): x detection only
→ See-Mode: x not FDA cleared
Koios is differentiated and uniquely well positioned against any competition based on the large, growing curated image dataset, IP, regulatory status, product performance, distribution, installed base and "first in market" on physician screens and on hardware position; presenting numerous formidable barriers to entry.
> 2M image dataset linked to pathology and ground truth sources from a diverse international population of


sources.
CONFIDENTIAL

Koios enjoys a first mover advantage and a unique position with limited to no known viable competition worldwide. Other ultrasound AI players either lack similar capabilities or are yet to receive regulatory approvals and clearances.


Go to Market
In Market: Executing Commercially
Market
Customers
ICP & Buyers
Positioning
Regulatory & Compliance
Sales & Distribution
Branding
Promotion
Customer Acquisition
Pricing
Customers
Health/Hospital Systems
Academic & Community
Private Practices, Imaging Ctrs
Governments (MoH)
Endocrinology Groups
Primary Care
Large Employers
Radiology Service Providers
Private & Community vs Academic
Physicians = Champions
IT = Approve/Reject/Delay
Youth vs. Aging Bias
ICP Targets
Buyers
Dept. Chairperson
Section Chief
Administration
Clinic/Center Owner
Minister of Health/Government
Administration = Economic Buyer
Bought AI previously
Budgeted for AI
Mandate to adopt AI
Signing authority
Distribution
Direct Sales
OEM Partners (GEHC, Philips)
MedTech Device Distributors
Payers
Referrals, WoM
Global network, rapidly expanding
Leverage existing relationships
Medtech device focused
OEM (hardware, PACS)
Key Opinion Leaders/Influencers
AI Platform partners
GEHC Worldwide Distributor
Mammo AI partner collaboration
Strategies
Conferences, Congresses
Campaigns, Collateral
Evidence, Productivity
Messaging
Media, Web, Social
Pricing, Value Analysis
Key Opinion Leaders/Influencers
Society Congresses, Journals
Social Channels, Website, SEO
Reimbursement, Productivity
Branding, Targeting KOLs
Trade Media, Researchers
Lists & Lead Generation, Capture
Gain Sharing
Recent National News Coverage
Recent Regional News Coverage
CONFIDENTIAL

A "go to market" strategy and plan in full execution mode. Targeted customers being reached through a coordinated effort of campaigns, conferences and distribution partners with flexible, value-based pricing. Our global distribution network included GE Healthcare, Philips, Sirona Medical and many other leading regional and local entities.


Pricing
Flexible, value-based subscription pricing
Primarily selling to hospitals, health systems and private radiology & endocrinologist groups based on annual case volume and/or quantity of users or scanners.
ROI often exceeds 300%; payback one year or less.
Annual subscriptions for on-scanner-only to enterprise solutions – fully integrated to scanner, PACS and reporting systems. Pricing supported by reimbursement. Evaluating revenue-sharing or one-time capital purchase options.
Scanner only
$
Individual and Annual volume
$$
Group
$$$
Enterprise
$$$$



$12K/year/scanner
Reimbursement Support
$10K - $25K/year
Reimbursement Support
$25K - $75K/year
Reimbursement Support
> $100K/year
Reimbursement Support
CONFIDENTIAL

Annual subscription pricing tailored to the size of any customer. Investments in Koios software typically costs far less than the gains, efficiencies seen and amounts eligible for reimbursement, typically delivering a payback measured in months. Arguably the strongest value proposition available of any radiology AI solution.



TAM
Total Market Opportunity: >$1.6B worldwide(2). Limited competition.
8+ million SmartUltrasound™ Breast & Thyroid eligible exams per year (US only)
@$50/exam(1) = $300M annually
Screening mammograms
Diagnostic follow-ups
Biopsies
False positives
Cancer detection
50M
per year, USA alone →
6M
1.6M
>80%
300K
(1) Conservative reimbursement estimate
(2) $1.6B TAM includes thyroid ultrasound volumes only
CONFIDENTIAL

Millions of traditional diagnostic exams per year are now eligible, candidates for the use of Koios SmartUltrasound, creating a substantial market opportunity for Koios and our distribution partners.



Leadership Team & Advisors
Chad McClennan
President & CEO
Graham Anderson
Chief Financial Officer
Jonathan Robinson
VP Product Management
Omar Partida
Chief Development Officer
Lev Barinov, MD PhD
VP Clinical Excellence
Ajit Jairaj
VP Research & Development
Board of Directors
Dr. Mark Glasgold Chairman
Chad McClennan
Gregory Moran
Christine Li
Prior Relevant Experience:
Hologic
Stryker
RadNet
Intelerad
Kheiron
Salesforce.com



Bill Hulbert
VP Software Development
Jo Barnes
Enablement & Engagement
Robin Allman
E&E, Koios Academy
Ethan Green
Technical Product Manager
Michael Bocchinfuso
Director Regulatory & Quality
Dr. Luis Lehmann
Clinical Advisor LATAM
US Defense contractor
INVIA
Urolift
UPenn Medicine
Strategic, Scientific Advisors, Research Partners & Community of Koios KOLs
Dr. Wendie Berg
Dr. Bill Middleton
Dr. Ari Jonisch
Dr. Jack Crowe
Dr. Vladimir Necklesa
Phillip Lynch, PhD
Dr. Ed Grant
Dr. Bruce McClennan
Dr. Hugh Harvey
Dr. Shah Islam
Dr. Richard Ha
Dr. Amy Patel
Prof. Winston MA
Dr. Laurie Margolies
Dr. Flavia Sarquis
Dr. Erkin Aribal
Dr. Gerald Lip
Dr. Timothy Dyer
Dr. Ross Filice
Dr. Nisha Sharma
Dr. Kardinah
Dr. Vikki Mango
Dr. Daniel Mysler
Dr. Kristen Coffey
CONFIDENTIAL

A seasoned team with a common purpose and mission. All with a vested interest in the future success of the company.



Pro Forma
Growth Forecasts
Revenue is projected to begin growing rapidly from $515K in 2023 to >$32M annually by the end of 2028 fueled by general AI adoption, growing clinical workloads, reimbursement coverage determinations in the US and overseas, value-based payment models internationally and global demand for both breast and thyroid versions of Koios DS SmartUltrasound. High-end growth scenarios approach $50M by 2028 and combined while Additional Monetization Opportunities exceed $100M in <5 years.
Bookings
$50M
$40M
$30M
$20M
$10M
$-
2023 2024 2025 2026 2027 2028
Base case $500K $2.7M~ $5.1M~ $9.16M $15.93M $32.74M~
High $600K $3.2M~ $8.1M~ $16.98M~ $30.46M~ $48.40M~
Customers 40 70~ 113~ 236~ 443~ 927~
+ Additional Monetization Opportunities
$160M
$140M
$120M
$100M
$80M
$60M
$40M
$20M
$-
$138M
$48M
$33M
2023 2024 2025 2026 2027 2028
Base case $500K $2.7M~ $5.1M~ $9.16M~ $15.93M~ $32.77M~
High $600K $3.2M~ $8.12M~ $16.98M~ $30.46M~ $48.40M~
Base case + AMO $10.5M~ $23.97M~ $47M~ $81.04M~ $136M~
Future projections are not guaranteed
CONFIDENTIAL

Growth projected for 4-5 years in the future may offer an opportunity for investors to exit through either acquisition or future financing rounds used for additional product and market development, expansion. Future projections not guaranteed.



Pro Forma
Two Year Forecast: Hypergrowth
BOOKINGS & ARR FORECAST
$8,000,000
$6,000,000
$4,000,000
$8.1M(e)
Anticipated annual run rate
< Breakeven
90 - 200%
$5.1M(e)
$3.4M(e)
Poised for rapid growth
Base Case: 2024 - 2025 estimate
High Estimate
Future growth opportunities:
→ Large government opportunities (MoH) with unclear timing


$2,000,000
425%
$2.7M(e)
360%
$112K
$515K
$0
← Covid
2022
2023
2024
2025
Active Customers:
Total Installations:
18
55
32
95
70~
150~
113~
250~
Future projections are not guaranteed

→ OEM licensing, development fees & royalties

→ Grants

→ Additional products

CONFIDENTIAL

Current forecasts indicate the potential for achieving cashflow neutral to positive by the end of 2025. This current raise could be sufficient to achieve that important milestone. Note that future projections are not guaranteed.

Investment Opportunity

Series B Equity: Mitsui & Co + Koios Community

Valuation: **$60M** *(pre-money)*

Amount Available: **$5M** of $13M total

B Round Lead: **Mitsui & Co**(*Japan*)/**MBK Healthcare** *(Singapore)*: *largest shareholder IHH Health.* **$8M committed, funded.**

Market Opportunity: **> $1.6B** *(no known viable competitors)*

Prior (Series A) **Round:** **$10M** raised at **$25M** *(pre-money)*

Koios Medical has efficiently utilized $34 million in seed and venture capital since its inception in 2012. Currently, the company is in the process of raising an additional $5 million through WeFunder, in conjunction with a Series B round led by Mitsui & Co, of which $8 million has already been committed and funded.

Our objective is to source incremental funds from a diverse network of passionate individuals dedicated to innovation and enhancing healthcare. WeFunder provides an avenue for Koios to extend this investment opportunity to physician customers, patients, partners, and other healthcare investors that might otherwise be restricted to institutional investors.

With Mitsui as the largest shareholder in IHH Healthcare and our global community of physician customers, partners, and individual investors, we are confident that Koios will be well-positioned to execute its aggressive growth strategy. Our ultimate aim is to establish Koios as the global standard for diagnostic ultrasound, reducing missed cancer diagnoses, facilitating early cancer detection, optimizing workflows, expediting reimbursement processes, and fostering rapid global commercial expansion.

Koios Medical has already demonstrated promising results in the US market, with multiple private payers reimbursing our SaMD technology under recently approved CPT codes (0689T, 0690T) applicable to both Koios DS Breast and Thyroid SmartUltrasound AI software. Additionally, the newly created Medicare Transitional Coverage for Emerging Technologies (TCET) presents another favorable payment framework opportunity through CMS.

Furthermore, the growing shortage of clinical resources worldwide, coupled with the escalating imaging workload, underscores the urgent need for an innovative imaging solution to enhance productivity and prevent lapses in care, excessive treatment costs, and loss of life.

The allocated funds will primarily deployed as working capital to support commercial expansion, ongoing market and product development, enhancing efficiency for physicians and technicians, reimbursement efforts, and continued support for our expanding customer base transitioning to commercial customers and product advocates. This growth capital will facilitate expanded market access, reimbursement support from payers, operational scaling in key markets, data acquisition, and funding operations while implementing new monetization strategies.

The infusion of Series B equity/crowdfunded growth capital will drive clinical adoption necessary for SmartUltrasound™ to establish itself as the diagnostic standard worldwide, laying the groundwork for robust revenue growth and profitability in 2026 and beyond.

CONFIDENTIAL

Koios Community Testimonials

CONFIDENTIAL


“
Koios artificial intelligence nearly cuts my reading times in half, especially on more challenging and time consuming cases… those minutes really add up.
Amy Patel, MD
Chief of Breast Imaging, Liberty Hospital & UMKC Medical School
“
What Koios was able to do in 5 seconds typically requires 3 minutes, per nodule AND did so with perfect accuracy…
Dr. Julian Goh Park Nam
Tan Tock Seng Hospital, Singapore
“
Koios is transforming thyroid nodule characterization and markedly improving the lives of patients with nodules.
Decreasing unnecessary biopsy for benign nodules while accurately identifying thyroid cancer, Koios powered by AI allows us to navigate a new world in next generation thyroid imaging.
Your patients and referrers will thank you for being Koios confident!
Louis Mazzarelli, MD
Radiologist, Yale New Haven Health/Lawrence + Memorial (USA)
“
Koios AI has profoundly influenced our medical practices, bringing about a substantial reduction of nearly 50% in excessive follow-ups for BI-RADS 3 cases.
Additionally, we've observed an almost one-fifth decrease in biopsy indications for BI-RADS 4 cases.
Koios AI has effectively streamlined our processes, leading to improved efficiency in breast imaging.
Professor Erkin Aribal, MD
Chief of Breast Imaging, Acibadem University (Turkiye)


“
Artificial intelligence has the ability to make us… even better physicians than we might otherwise be.
Laurie Margolies, MD
Chief of Breast Imaging, Mount Sinai Health System
CONFIDENTIAL
CBS NEWS
NEW YORK

CBS Evening News Segment: https://www.cbsnews.com/newyork/news/doctors-tout-use-of-artificial-intelligence-to-detect-breast-cancer/


Koios Medical, Inc
Koios Medical, Inc (NYC) has emerged as the global leader in AI software

for accurately diagnosing cancer while improving clinical workflows by applying proven machine learning to the lowest cost, safest and most widely available imaging modality in the world: ultrasound, sonography

Investment Opportunity Summary

Koios SmartUltrasound software is built upon proprietary machine learning and deep learning models and methods, utilizing a massive and expanding image dataset clinically proven to enhance diagnostic accuracy for breast and thyroid cancer while optimizing operational workflows.

The Company holds regulatory clearances both domestically and internationally (FDA, CE Marks) as software as a medical device (SaMD), providing clinical decision support to improve physician efficacy, efficiency, and productivity. This technology is currently utilized by a growing network of leading caregivers spanning over 20 countries.

Koios Medical is positioned for exponential growth over the next five years as the adoption of AI in radiology, particularly, gains traction in response to workforce constraints. This growth is supported by our accumulating body of positive clinical evidence, ongoing product innovations, a global distribution network, increasing user acceptance, and the rise in payer-supported reimbursement.

The Company is currently raising a Series B round of $13M with $8 million already committed and funded by a major international financial institutional investor (Mitsui & Co). An additional $5 million is available for raising from the "Koios Community" through WeFunder.com/Koios.

Thank you.

Chad McClennan
President & CEO

Graham Anderson
CFO, CAO